July 25, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 29, 2013 (File No. 001-32696)

Dear Mr. Shenk:

By letter dated June 28, 2013 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed on April 29, 2013 (the “2012 Form 20-F”) by Copa Holdings, S.A. (the “Company”). The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s responses immediately below the comments.

Operating and Financial Review and Prospects

A.       Operating Results

Year 2012 Compared to Year 2011, page 51

1.
Please expand your disclosure to discuss the material factors that caused the consolidated operating margin in 2012 to decrease by 3.1 percentage points to 17.9% from that in 2011.  Provide us with a copy of your intended disclosure.

In future filings, the Company will expand our discussion of the material factors that caused the consolidated operating margin to decline to be consistent with the following disclosure:

Year 2012 Compared to Year 2011.

Our consolidated net income in 2012 totaled $326.5 million, a 5.2% increase from a net income of $310.4 million in 2011. This increase was primarily due to an increase in operating income driven by a 22.9% increase in operating revenues. We had consolidated operating income of $402.5 million in 2012, a 4.6% increase over operating income of $385.0 million in 2011. Our consolidated operating margin in 2012 was 17.9%, a 3.1% decrease from our operating margin of 21.0% in 2011. This decrease resulted mainly from a 2.4% increase in average jet fuel price per gallon (all in cost).

B.       Liquidity and Capital Resources, page 55

2.
You disclose elsewhere that you may be precluded from repatriating cash from Venezuela and Argentina for periods of time, with up to nine months delay for Venezuela.  Given the material amount of cash balance that you have in Venezuela of $217.6 million at April 24, 2013 (that based on your disclosure appears to include cash equivalents and short term investments that should be clarified) and the material amount of revenue generated in Argentina, as disclosed on page 55 for both, please expand your disclosure to discuss the consequences on your liquidity and cash flows of the extended periods it takes for you to repatriate cash from these countries and what measures you take to ensure sufficient liquidity pending repatriation.

We would like to clarify for the Staff that the Company currently takes all necessary measures to repatriate cash balances in a timely fashion. As of the filing date and the date hereof, we have not experienced any delays or impediments to repatriating cash from Argentina.  Our disclosure with respect to Argentina is conservative and is intended to address potential exchange control issues given the current political and economic environment in Argentina.  As of the date of this response letter, no cash is pending repatriation in Argentina.

We will provide additional disclosure in future filings with respect to our cash balance in Venezuela that is substantially similar to the paragraph below:

Our cash, cash equivalents and short-term investments, at December 31, 2012, increased by $145.7 million, to $651.1 million. Of such cash, 25.5% or $166.3 million was subject to exchange controls in Venezuela and was pending repatriation. As of April 24, 2013, we had a cash balance of $217.6 million in Venezuela (including time deposits classified as short term equivalents). As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations. We forecast our cash requirements weekly taking into consideration the exchange controls in Venezuela. As of April 30, 2013 and the date hereof, our current unrestricted cash exceeds our forecasted cash requirements to carry out operations, including payment of debt service for fiscal year 2013. Depending on the future availability of U.S. dollars at the official rate and our local Venezuelan Bolivar needs, we expect to continue to have exposure for our local monetary assets in Venezuela.

Operating Activities, page 55

3.
Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities and quantify each factor so that investors may understand the magnitude of each.  For example, please explain to and quantify for us and in your disclosure how “a slower increase in air traffic liability” contributed to the decrease in operating cash in fiscal 2012.

We will revise such discussion of net cash flows from operating activities in future filings to be consistent with the following:

We rely primarily on cash flows from operations in order to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2012 were $538.0 million, increasing by $39.7 million compared to $498.3 million in 2011. This increase in cash flows from operations in 2012 was primarily due to net income after adjustment for non-cash items of $39 million in 2012. Cash flows from operating activities also increased in 2012 due to $85.6 million in air traffic liability and $22.5 million in other liabilities. These increases in cash were offset by a $25.5 million increase in other current assets, a $39.6 million payment of income taxes and a $28.9 million payment of interest on our debt.

Financing Activities, page 56

4.
In the third paragraph you state “The financing of the first four 737NG’s was fully repaid in 2012 and then all four aircraft were re-financed in 2012.” Please explain to us and in your disclosure why the aircraft were re-financed if already fully paid and the impact on your liquidity and cash flows by doing so.

We intend to revise the disclosure in future filings with respect to financing activities to substantially conform with the paragraph below.

We had financed the acquisition of 40 Boeing 737-Next Generation aircraft through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of 12 years and bullet payments at maturity. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The financing of the first four 737NGs matured and was fully repaid in the first quarter of 2012.  As part of our ordinary course cash management practices, we obtained additional financing through commercial loans in February and March of 2012 and secured such financing with the four de-levered aircraft resulting in a net cash outflow of $8 million.  The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. Our Ex-Im guarantee facilities typically offer an option to fix the applicable interest rate. We have exercised this option with respect to $563.5 million as of December 31, 2012 at an average weighted interest rate of 3.62%. The remaining $248.3 million bears interest at a weighted average interest of LIBOR plus 0.11%. At December 31, 2012, the total amount outstanding under our Ex-Im-supported financings totaled $811.8 million.

Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firm

5.
We note that the accountant’s report included in your filing is missing the name of the independent registered public accounting firm.  Please amend your filing to provide an accountant’s report that is revised accordingly.

We will amend our filing to provide an accountant’s report that includes the name of our independent registered public accounting firm.

Notes to the consolidated financial statements

Note 6: Investments, page 32

6.
You disclose that as of December 31, 2012 you had $90,171 million not available for use due to exchange controls in Venezuela.  Please disclose how you may obtain use of this amount and when, and correlate your disclosure with the discussion in “liquidity and capital resources” in regard to the impact of this amount on your liquidity and cash flows concerning the repatriation of cash from Venezuela noted in the comment above.

In future filings the auditors will include the following disclosure in the notes to the consolidated financial statements:

Although in most countries to which we fly this period is typically between one and two weeks, in Venezuela, foreign companies, including airlines, have experienced increasing delays for approvals by the Venezuelan government to repatriate funds. We have significant cash balances in Venezuelan Bolivars subject to Venezuelan exchange controls. In recent periods, we have experienced up to a nine-month delay in repatriating funds.

********
Also, as requested by the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Maria Simons, Director of Finance, at 011 (507) 304 2675.

Very truly yours,

/s/ Jose Montero
Mr. Jose Montero
Chief Financial Officer
Copa Holdings, S.A.

cc:
Duane McLaughlin
Vanessa Gonzalez
Carolyn Oh

Cleary Gottlieb Steen & Hamilton LLP

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